

July 20, 2010

Mr. Richard A. Schweinhart
Executive Vice President and Chief Financial Officer
Ventas, Inc.
111 S. Wacker Drive, Suite 4800
Chicago, IL 60606

> **Re: Ventas, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Form 8-K Filed April 28, 2010**
> **File No. 1-10989**

Dear Mr. Schweinhart:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

General

1.   On page 55, we note that you have provided the average resident occupancy for your 79 properties managed by Sunrise. We note that your supplemental information attached to your Form 8-K filed April 28, 2010 includes occupancy data for all your properties. Please provide similar occupancy disclosure in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 60

2.   Explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K with respect to your measures of Normalized Funds From Operations and Normalized Funds Available for Distribution. We suggest, in particular, that the disclosure be revised to clarify that normalized does not mean non-recurring. Your response should also explain to us how a measure entitled "Funds Available for Distribution," and which appears to be adjusted for certain cash items, can be considered a performance measure rather than a liquidity measure. As applicable, please show us the disclosure you will include in future filings to address this issue.

3.   We note your adjustment for "routine capital expenditures" in your reconciliation of "normalized FAD." Please clarify in future filings what types of expenditures are included in this adjustment and how this adjustment provides useful information to investors. In addition, please tell us how you adjust your non-GAAP measure for depreciation related to current and prior period "routine capital expenditures."

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies, page 82

4.   We note your disclosure that you did not record any impairment charges for the years ended December 31, 2008 and 2009. Please tell us how many properties were tested for impairment during 2008 or 2009, and tell us the results of that testing. In your response, please tell us whether or not you considered the significant economic downturn during 2008 a triggering event for impairment testing. We also note your disclosures on pages 55 and 58 that average occupancy in your "Same-Store Stabilized Communities" decreased 2.8% and 1.6% in 2009 and 2008, respectively; your disclosure on page 64 that pools of properties comprised of 76 of the 79 properties managed by Sunrise Senior Living, Inc. experienced below target performance in 2009; and your disclosure on page 110 that your Senior Living Operations segment generated net losses before income taxes, discontinued operations and noncontrolling interest in both 2009 and 2008. Please address these additional factors as they relate to potential impairment.

Schedule III – Real Estate and Accumulated Depreciation, page 122

5.   Please revise in future filings to disclose encumbrances on real estate. Refer to Rule 12-28 of Regulation S-X.

Item 15. Exhibits and Financial Statement Schedules, page 137

6.   Refer to the agreements filed as exhibits 10.2.9, 10.3.1, 10.5.2, 10.12.1 and 10.12.2. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

Form 8-K Filed April 28, 2010

Item 2.02. Results of Operations and Financial Condition

7.   Explain to us how you have met all of the disclosure requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K with respect to non-GAAP measures, including "NOI" and "same store cash NOI." Refer to instruction 2 to Item 2.02 of Form 8-K. Please provide us with your proposed disclosure, as applicable.

8.   Please revise in future filings to reconcile "Adjusted EBITDA" to the most directly comparable GAAP measure rather than a pro forma measure. In addition, tell us what consideration you gave to providing additional disclosures to avoid confusion with both pro forma financial statements that comply with Article 11 of Regulation S-X and the similarly titled non-GAAP measure "Adjusted EBITDA" in the Form 10-Q for the period ended March 31, 2010, which does not include pro forma adjustments. Please provide us with your proposed disclosure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant